January 28, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Cablecom Holdings, Ltd.
Form 20-F for the fiscal year ended December 31, 2009
Filed July 1, 2010
File No. 001-34136

Dear Mr. Spirgel:

This letter supplements the letter dated January 14, 2011 of China Cablecom Holdings, Ltd. (the “January 14 Response Letter”) that was submitted via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on December 6, 2010.  The discussion below reflects our responses to the comments noted below.  While comments 23, 24 and 27 were previously addressed in the January 14 Response Letter, we have provided additional information and analysis in this letter with respect to those comments.

Item 5. Operating and Financial Review and Prospects, page 34

Liquidity and Capital Resources, page 37

17.
Note 3 to the Consolidated Financial Statements shows that your auditors doubt your ability to continue as a going concern. Please incorporate this disclosure into your discussion of the company’s Liquidity and Capital Resources and other relevant parts of your filing such as the Risk Factors.

Response:

We plan to conform the disclosure as requested in the amendment to our annual report on Form 20-F we will file upon clearance of our other  proposed changes by the Staff.

Item 15. Controls and Procedures

Management’s Animal Report on Internal Control over Financial Reporting, page 67

23.
We note that you conduct substantially all of your operations within China. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a.	How do you evaluate and assess internal control over financial reporting?

i.
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to your operations in China.

To assess whether our internal control over financial reporting was effective, we first consider the major risks that are relevant to our financial reporting in China.

We believe the major financial reporting risks in China are material misstatements in the financial statements due to 1) errors in converting our books and records to US GAAP and 2) misstatements in the financial statements due to other reasons such as fraud.

To mitigate these risks, we have considered a variety of controls. Such controls include:
●  controls related to the initiation and processing of non-routine and nonsystematic transactions;
●  controls related to the selection and application of appropriate accounting policies; and
●  controls related to the prevention, identification, and detection of fraud.

We have also engaged two accounting firms in China to review the internal controls of our two operating joint ventures on a quarterly basis.

ii.	If you have an internal audit function.

We do not currently have an internal audit function.

b.	How do you maintain your books and records and prepare your financial statements?

i.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP,

We do not currently maintain our books and records in accordance with U.S. GAAP.

ii.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures,

Our books and records are ordinarily maintained in accordance with Chinese GAAP. At the closing of each quarter, our accounting department converts the Chinese GAAP to U.S. GAAP. This conversion is done by first drafting the financial statements according to Chinese GAAP onto the left-hand side of a spreadsheet, listing each line-item account in the financial statements. Next, each line-item in the financial statements is thoroughly examined to determine if that account would be treated differently under U.S. GAAP. When a difference is confirmed, the amount is quantified and is drafted as a “Chinese to US” adjustment on another column in the spreadsheet. When all differences have been quantified and the appropriate adjustments noted, we then aggregate the adjustments and add and/or subtract from the original Chinese GAAP to arrive at the U.S. GAAP financials.

The principle controls in this conversion process are the fact that these accounts are examined by several people. First, a junior accountant drafts the adjustments. Such adjustments are then reviewed by a more senior person in conjunction with the controller. Finally, our senior-level management such as our CFO reviews such adjustments.

c.	What is the background of the people involved in your financial reporting?

i.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Our Chief Financial Officer, Sikan Tong, is the person primarily responsible for the preparation of our financial statements and evaluating the effectiveness of the internal control over financial reporting.

Mr. Tong was an auditor with the accounting firm of PricewaterhouseCoppers, Shanghai office, from 1995 to 2003.  During his time at Pricewaterhouse Coopers, Mr. Tong gained extensive experience in the utilization of U.S. GAAP from auditing the U.S. GAAP financial statements of various clients, including many subsidiaries of American multinational companies and Chinese companies listing in the U.S. capital markets.

Mr. Tong also previously worked at a UK company specializing in accountancy training. He lectured on accounting subjects to accounting students. Such topics included: 1) The differences between IFRS and USGAAP, 2) Introduction to U.S.GAAP. 3) Introduction to Sarbanes-Oxley and internal control framework.

Mr. Tong is a fellow (experienced member) of the Association of Charted Certified Accountant (ACCA), in the UK and a Certified Public Accountant in China.

ii.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We do not retain other accounting firms or similar organizations for the preparation of our US GAAP financial statements. However we do retain the following accounting firms to assist in our assessment of our internal control over financial reporting:

Name Of Firm: Reanda Certified Public Accountants

Address: Room 2008, East Zone, Building 1, Zhubang 2000, 100 Balizhuang West Lane, Chaoyang District, Beijing, Zip Code: 100025 Tel.: 010-85866870 Fax:010-85866877

Qualifications and Why They Are Qualified to Evaluate Our Internal Reporting: Reanda is one of the largest accounting firms in China with more than 1,500 accountants including 500 Chinese CPAs (China). They have extensive experience evaluating internal control for U.S. SEC-registered Chinese companies.

How Much Time They Spent Evaluating Our Internal Controls: Each quarter the firm sends an engagement team with 4-6 accountants lead by a project manager who is a Chinese CPA. The firm performs quarterly review of our internal controls. Each quarter, they spend around 2 to 3 weeks in the field.

Fees: Our total fees we paid in 2009 was Rmb 1,380,000 (approximately US$206,000)

Additionally, we engaged the following firm to evaluate the internal control reporting of our JV partner:

Name of Firm: Binzhou Sihuanwuhai Certified Public Accountants

-	Address of Firm: 498 Huang He San Road, Binzhou, China (Tel.: 0543-3386369)

Qualifications and Why They Are Qualified to Evaluate Our Internal Reporting: This firm has extensive experience in clients in the Cable TV and media operations industries.

How Much Time They Spent Evaluating Our Internal Controls: Engagements are lead by one of the firm’s partners with 2 associate accountants. They spend one week each quarter reviewing Binzhou SOE’s internal control

Fees: Service fee for 2009: Rmb 400,000 (Approx. US$ 60,000)

iii.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We do not retain individuals who are neither our employees nor are employed by an accounting firm.

d.
We note you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Emmanuel Olympitis is the Chairman of our audit committee and is a financial expert.

Emmanuel Olympitis has extensive knowledge and experiences on internal controls over financial reporting of public companies, mostly gained from his experiences with UK- listed companies. He is also the non-executive director and chairman of Phote-Me International Plc (listed on the London Stock Exchange)’s audit committee. He has held positions as a non-executive Director and member of Audit Committees on several UK-listed companies including Matica Plc., Secure Fortress Plc., Bulgarian Land Development Plc., Norman 95 Plc., and served as Chairman for Bella Media Plc.

Emmanuel Olympitis matriculated at The King’s School in Canterbury, Kent, and studied Law at University College London, where he took an LLB Honours degree in 1970.

24.
Please revise and identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting. The framework on which management’s evaluation of the issuer’s internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment See Item 308T (a)(2) of S-K.

Response:

Per Item 308T (a)(2) of S-K, management’s annual report on internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act) should contain:

A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting as required by paragraph (c) of Rule 13a-15 or Rule 15d-15 under the Exchange Act;

The framework used by management to evaluate the effectiveness of our internal control over financial reporting was the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Accordingly, we will amend our disclosure to the following:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financials reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

Because of its inherent limitations, any system of internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financing reporting due to rules of the SEC for a smaller reporting company that permit us to provide only management’s report in this annual report.

Note 4. Recent Changes in Accounting Standards, page F-18

25.
We note that voting and economic control over Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) is pursuant to contractual agreements. In light of the changes in how a company determines whether an entity should be consolidated under ASU 2009-17, please explain to us, in detail, how you analyzed ASU 2009-17 and tell us what you expect the impact of this pronouncement will be on the consolidated financial position and results of operations.

Response:

We analyzed ASU 2009-17 and we expect it to have neither an impact on our consolidated financial position nor our results of operations.

ASU 2009-17 requires an entity to qualitatively, rather than quantitatively, assess the determination of the primary beneficiary of a VIE. This determination should be based on whether the entity has the power to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

Accordingly, beyond the various written contractual arrangements that we have already entered into (see below for your reference) an analysis of ASU 2009-17 requires that we determine whether in fact our Company exercised direct control over JYNT and we believe that the facts clearly show this direct control has been exercised.

First, the controlling shareholder of JYNT is the same as the CEO of our Company, Mr. Pu Yue. We believe this fact alone suggests that JYNT is under the direction of our company. Secondly, as a practical operational matter, JYNT and the Company are the same entity. When senior management at the Company makes decisions, no management effort nor consideration needs to be given to whether JYNT will carry out the decision because indeed there is no practical difference between JYNT and the Company. Finally, when JYNT absorbs losses or receives benefits, these are automatically, for all management reporting purposes and as an economic fact, considered to be losses or benefits of the Company.

List of Contractual arrangements

HZNT and HKZ, our wholly owned subsidiaries in China and Hong Kong, have entered into a series of contractual arrangements:

1.
The shareholders of JYNT have jointly granted HZNT an exclusive and irrevocable option to purchase all or part of their equity interests in JYNT at any time; This option may only be terminated by mutual consent or at the direction of HZNT.

2.
without HKZ’s consent, the shareholders of JYNT may not (i) transfer or pledge their equity interests in JYNT, (ii) receive any dividends, loan interest or other benefits from JYNT, or (iv) make any material adjustment or change to JYNT’s business or operations;

3.
the shareholders of JYNT agreed to (i) accept the policies and guidelines furnished by HKZ with respect to the hiring and dismissal of employees, or the operational management and financial system of JYNT, and (ii) appoint the candidates recommended by HKZ as directors of JYNT;

4.
each shareholder of JYNT has appointed HKZ’s designee as their attorneys-in-fact to exercise all its voting rights as shareholders of JYNT. This power of attorney is effective until 2027; and each shareholder of JYNT has pledged all of its respective equity interests in JYNT to HZNT to secure the payment obligations of JYNT under certain contractual arrangements between JYNT and HKZ, and HZNT and JYNT. This pledge is effective until the later of the date on which the last surviving of the Service Agreements, the Loan Agreement and the Equity Option Agreement terminates and (2) the date on which all outstanding Secured Obligations are paid in full or otherwise satisfied.

Note 10. Intangible Assets, net, page F-23

26.
It appears that the Company’s net book value exceeds its market capitalization, suggesting that goodwill may be impaired. Please refer to the guidance in ASC Subtopic 350-20 and tell us when you tested goodwill for impairment and explain to us, in detail, the basis for your conclusion that goodwill was not impaired. Address in your response the consideration you gave to the significant operating losses incurred over the past two fiscal years and identify and explain to us any factually supportable mitigating factors considered by management in its impairment analysis.

Response:

First, the market capitalization only reflects the ordinary common shares outstanding, but does not include the convertible preferred shares which are substantially similar to common shares (see response to comment 29 below).We have a large number of preferred shares which can be converted to ordinary shares at the shareholders’ discretion.

Additionally, we believe the excess of our total shareholders’ equity over our market capitalization represents a reasonable control premium in a hypothetical acquisition of the Company. If the fair value of our Company is estimated using other commonly used valuation techniques, such as discounted cash flow (DCF) models, we believe that the estimated fair value of our Company has exceeded its respective book value.

In addition to the control premium mentioned above, we believe there are a number of additional factors that explain the excess of our total shareholders’ equity over our market capitalization. We will focus on the global financial crisis.

The unprecedented global liquidity crisis that began in the second half of 2008 affected nearly every company and their respective market capitalization in every industry

When you factor in the extraordinary turmoil that occurred in the financial and credit markets and its related impact on global economies, we become even more susceptible to significant and volatile fluctuations in the market price of our common stock. We believe the unprecedented drop in the market price of our common stock, in terms of both timeframe and magnitude, was primarily due to this extraordinary turmoil, and, therefore, looking at our market capitalization at a single point in time is not appropriate. As a result, management believes the quoted market price of our common stock does not fully reflect the underlying value of the future cash flows of the Company.

Additionally, as discussed in ASC 350 Intangibles – Goodwill and Other, control premiums may effectively cause a company’s aggregate fair value of its reporting unit(s) to exceed its current market capitalization due to the ability of a controlling shareholder to benefit from synergies and other intangible assets that arise from such control. As a result, the measurement of fair value of an entity with a collection of assets and liabilities that operate together to produce cash flows is different from the fair value measurement of that entity’s individual securities, hence, the reason a control premium is paid.

We did incur significant operating losses in 2008 and 2009. Most of the significant losses resulted from overhead expenses from the holding company instead of the operating joint venture subsidiaries.

The goodwill on the balance sheet reflected our acquisition of Hubei Chutian.

The business grew since our acquisition by approximately 20% in term of revenue and subscriber bases increase. The small operating loss incurred in 2009 resulting from higher depreciation charges resulted from our higher capital expenditures in 2009. The EBITDA, although a non-GAAP measure, also shows a growth of 18%.

We perform annual impairment review on the goodwill by using discounting cash flow (DCF) of 20 years projection. The goodwill was not impaired by the end of 2008 and 2009 based on our DCF impairment review.

Based upon the above factors, management concluded that other valuation techniques are more indicative of the estimated fair values of our reporting units; therefore, no impairment of goodwill was necessary.

Accordingly, in future annual filings, if our market capitalization is significantly less than our total shareholders’ equity, which may indicate our inability to recover goodwill, the Company will provide our market capitalization as of the period end, make a statement as to whether the aggregate fair value of our reporting units determined under our internal valuation models exceeds our market capitalization, and address the significant factors we believe give rise to the differences.

Note 14. Note Payable — Non-controlling Interest, page F-25

27.
We note that short-term portion of the Binzhou SOE and Hubei SOE notes payable are interest free and the long-term portions do not appear to bear interest. Your financial statements should reflect all costs of doing business, including interest expense. Please revise or advise us. Refer to SAB Topics 1:11 and 5:T for guidance. See also ASC Topic 835-30.

Response:

We have analyzed the notes payable in the context of SAB Topics 1:11 and 5:T, as well as ASC Topic 835-30:

Per Question 4 of SAB Topic 1:11 (1:B), while the Staff generally believes that financial statements are more useful to investors if they reflect all costs of doing business,  the staff has not insisted that the historical income statements include an interest charge on intercompany debt if such a charge was not provided in the past, except when debt specifically related to the operations of the subsidiary and previously carried on the parent's books will henceforth be recorded in the subsidiary's books.

Based on this advice in the SAB, our intercompany debt has not been imputed with any interest charges because such a charge has never been provided for in the past, and such a charge would be inherently difficult to estimate based on the subsidiary’s capital structure.

Note 20. Stockholders’ Equity, page F-29

28.
In regards to your Series A and B convertible preferred shares, please describe pertinent rights and privileges of the various outstanding securities such as, dividend and liquidation preferences, participation rights, conversion or exercise prices or rates, and unusual voting rights. See Regulation S-X, Rule 4-08(d).

Response:

The Series A and B convertible preferred shares were given as an “equity bonus” as an inducement for the Company’s debt holders to enter into a restructuring of the Company’s debt in October 2009.

As an “equity bonus”, the primary purpose of the issuance of the Series A and B preferred shares was to give these debt holders “upside” in the event that the market price of the Company’s ordinary shares increased. Such an “equity bonus” could have been given in ordinary shares, if not for the fact that the Company decided to give liquidation preferences (in the event of the Company’s dissolution or bankruptcy) to the holders of this stock; accordingly it was issued in the form of preferred stock

So the terms of both Class A and Class B preferred stock were straight-forward; the only material difference between Class A and Class B were the liquidation order of preference and both Classes are convertible to ordinary shares on a one-for-one ratio. Additional terms are primarily liquidation preferences as per below:

Upon a liquidation, dissolution or winding up of the Company, the proceeds shall be paid to holders of the Company’s capital stock on an as-converted basis as follows:

(a) first, pro rata to holders of Class B Preferred Stock (to be issued to holders of the New Notes in connection with their acquisition of such notes) until they have received an aggregate amount equal to the number of outstanding shares of Class B Preferred Stock, multiplied by the per share fair market price of the Common Stock as of the date of issuance of the Secured Notes (the “Liquidation Preference”);

(b) second, pro rata to holders of Class A Preferred Stock until they have received an aggregate amount equal to the number of outstanding shares of Class A Preferred Stock, multiplied by the Liquidation Preference; and

(c) thereafter, pro rata to holders of ordinary shares.

Each share of Series A and Series B Convertible Preferred Shares may be converted into one share of the Company’s ordinary shares at the option of the holders.

Holders of ordinary shares, Series A Convertible Preferred Shares and Series B Convertible Preferred Shares have equal rights on any dividend to be paid by the Company, and have not any other form of interest.

However, the holders of Series A Convertible Preferred Shares and Series B Convertible Preferred Shares have no right to vote at a meeting of the members of the Company or on any resolution of the members of the Company before the holders convert the Convertible Preferred Shares into ordinary shares.

29.
Please describe how you determined that the Series A and B convertible preferred shares and their embedded conversion features, if any, should be classified as equity versus debt. Please also tell us how you determined the fair value measurement of the Series A and B convertible preferred shares.

Response:

As stated in the response to Question 28 above, both the form and substance of the Series A and B convertible preferred shares was that of an “equity bonus” to give investors an “upside” in the event of an increase in the price of the company’s ordinary shares.

ASC 815 (formerly FAS 133) states that a critical feature is whether there is a “mandatory redemption feature”:

“Because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. Atypical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.”

In the case of the Company’s Series A and B preferred shares, there is no such mandatory redemption feature. The preferred is merely convertible to ordinary shares at the discretion of the investors. The “embedded conversion feature” is simply the ability to convert the Series A and B preferred shares at ordinary shares at a one-for-one ratio. This form of embedded conversion feature is clearly and closely related to the preferred stock and thus is not separable, and therefore requires no separate classification.

Further guidance in ASU 2009-04 states that “ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity.” Again, neither Class A nor Class B of the company’s convertible preferred shares are redeemable for anything other than the Company’s ordinary shares.

We used the standard relative fair value method to allocate the $33 million proceeds between debts and equity as follows (using the Class B as an example):

Note proceeds	33,000,000
Equity(@78 cents, common share price as the value of B share)	18,063,302

51,063,302
Relative fair value of equity	35.37%

Value ascribed to equity	11,673,529
Less debt issuance costs	1,130,990
Net value ascribed to equity (Series B)	10,542,539

Note 23. Segment Reporting, page F-29

30.
We note on page 9 that the “networks comprising the operations of Binzhou Broadcasting and Hubei Chutian have historically been operated independently.” Using the guidance in paragraph ASC Topic 280-10-50-1, please tell us whether your chief operating decision maker reviews revenues and costs on a more discrete level, for example, by network operations. Please describe for us the discrete financial information reviewed by your chief operating decision maker when assessing the company’s financial performance. If you have aggregated operating segments into one reportable segment, tell us how determined that you met the criteria for aggregation in ASC Topic 280-10-50-11, including the requirement that the segments have similar economic characteristics.

Response:

ASC Topic 280-10-50-1 states that:

An operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

When our Company’s decision makers review financial and operating results, they regularly review Binzhou Broadcasting and Hubei Chutian together as one entity because the two entities operate in exactly the same fashion. Discrete financial information on each of these is not reviewed.

Both Binzhou Broadcasting and Hubei Chutian generate revenues from subscription fees, installation fees and other related charges from the cable TV subscribers and incur expenses.

Business decisions are made and applied to both entities as a whole, because the economic characteristics are the same. Management believes there is no basis to divide these entities into segments.

Aggregation Criteria per 280-10-50-11 states that:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas (see paragraphs 280-10-55-7A through 55-7C and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36]):

a. The nature of the products and services

b. The nature of the production processes

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Based on such aggregation criteria above, the management believes the results of both Binzhou and Hubei are appropriately aggregated. Both Binzhou Broadcasting and Hubei Chutian provide cable TV installation and subscription services to subscribers. The services they provided are the same, including connecting the subscribers to cable TV networks and the transmission of TV programs. Cable TV subscribers, for both Binzhou and Hubei, are both residents in urban and residents in rural areas. Both networks charge monthly fees to subscribers for transmitting TV programs from their “Head-End” to the household of the subscribers.

In China, all cable TV transmission service companies are regulated by SARFT (State Administration of Radio, Film and Television), no matter which entity. The regulation is applied substantially the same among entities. For example, SARFT issued guidance to all cable operators to provide a free set-up-boxes to subscribers when converting an analog subscriber to a digital subscriber.

So both Binzhou and Hubei provide similar services to similar customer bases using identical methods. Both of them are under the same regulatory environment. Accordingly, management believes the two entities may be aggregated into a single operating segment.

Other

31.
Please include parent only financial statements pursuant Rule 5-04 of Regulation S-X, disclose the reasons why these financial statements were required to be presented and expand on the nature of the restrictions on your Chinese operating subsidiaries, or advise, In addition, please quantify the amount of the restricted net assets, as required by Rule 4- 08(e)(3)(ii) of Regulation S-X.

Response:

We propose to include following note disclosure on parent only financials in the revised Form 20-F.

Condensed Parent Company Financial Information

Basis of presentation
The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The ability of the Company’s Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because substantially all of the Company’s operations are conducted in China and a substantial majority of its revenues are generated in China, a majority of the Company’s revenue being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into US Dollars.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

CONDENSED PARENT COMPANY BALANCE SHEETS

	December 31, 2009	December 31, 2008
		(restated)
ASSETS
Current Assets:
Cash and cash equivalents	$135,425	$821,374
Other receivables	2,265,839	5,225,587
Total Current Assets	2,401,264	6,046,961

Investment in subsidiaries	63,180,130	39,347,270
Other Assets:
Deferred acquisition costs, net	1,987,216	1,033,015
Total Assets	$67,568,610	$46,427,246

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Other current liabilities	$270,511	$100
Total Current Liabilities	270,511	100
Long Term Liabilities:
Senior secured notes, net of discount	7,973,096	-
Secured notes, net of discount	17,062,563	-
Unsecured notes, net of discount	5,134,795	-
Convertible notes, net of discount	-	16,684,044
Total Liabilities	30,440,965	16,684,144

EQUITY
Series A convertible preferred shares, $.0005 par value; 70,000,000 authorized shares, 62,161,965 shares issued and outstanding (December 31, 2008 none issued)	31,081	-
Series B convertible preferred shares, $.0005 par value; 25,000,000 authorized shares, 23,158,080 shares issued and outstanding (December 31, 2008 none issued)	11,579	-
Ordinary shares, $.0015 par value; 51,666,667 authorized shares, 4,688,151 shares issued and outstanding (December 31, 2008 3,225,711shares issued)	7,033	4,839
Additional paid-in capital	109,594,452	45,658,063
Accumulated deficit	(73,111,896)	(16,532,864)
Accumulated other comprehensive income	595,396	613,064

Total equity	37,127,645	29,743,102
Total liabilities and shareholders’ equity	$67,568,610	$46,427,246

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the year ended	For the year ended
	December 31, 2009	December 31, 2008

Operating expenses:

General and administrative expenses	(2,990,610)	(1,566,841)
Loss from operations	(2,990,610)	(1,566,841)
Other income / (expenses)
Interest income	92	126,850
Interest expense	(8,602,134)	(7,910,960)
Loss on debt extinguishment	(39,663,466)	-
Total other expenses	(48,265,508)	(7,784,110)

Loss before income taxes	(51,256,118)	(9,350,951)
Income taxes	-	-

Equity in earnings of affiliates	(5,322,914)	(7,182,913)
Net loss attributable to China Cablecom shareholders	(56,579,032)	(16,532,864)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended
	December 31, 2009	December 31, 2008
Cash Flows From Operating Activities:
Net cash used in operating activities	(18,325,758)	(55,582,010)

Net cash used in investing activities	-	-

Net cash provided by financing activities	17,639,809	56,403,384

Cash at the beginning of the period	821,374	-

Cash at the end of the period	$135,425	$821,374

The Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Clive Ng
Clive Ng
Chairman